UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

                        (Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission File Number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RENASANT CORPORATION

209 Troy Street

Tupelo, MS 38804-4827

RENASANT BANK 401(k) PLAN

Form 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

Renasant Bank

Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of Renasant Bank 401(k) Plan as of December 31, 2008 and 2007, and for the years then ended present fairly, in all material respects, the net assets available for benefits of Renasant Bank 401(k) Plan as of December 31, 2008 and 2007, and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

401(k) Oversight Committee

Renasant Bank

Our audits of the Plan’s financial statements as of and for the years ended December 31, 2008 and 2007, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at the end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2008, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ T. E. Lott & Company

Columbus, Mississippi

June 29, 2009

RENASANT BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments
Investments, at fair value	$36,558,246	$45,938,480
Participant notes receivable	94,166	86,341

Total investments	36,652,412	46,024,821

Receivables
Employer contribution	3,400,253	3,280,015
Employee contribution	—	125
Dividends	141,625	137,497
Other	93,481	94,316

Total receivables	3,635,359	3,511,953

Total assets	40,287,771	49,536,774

Liabilities
Other liabilities	53,086	152,444

Total liabilities	53,086	152,444

Net assets available for benefits	$40,234,685	$49,384,330

See Notes to Financial Statements.

RENASANT BANK 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Investment income (loss)
Interest	$32,997	$35,464
Dividends	558,430	522,757
Net depreciation in fair value of investments	(13,192,501)	(4,096,862)

Total investment loss	(12,601,074)	(3,538,641)

Contributions
Employer	3,400,253	3,280,015
Participants	2,805,331	2,642,628
Rollovers	67,316	1,151,495

Total contributions	6,272,900	7,074,138

Other deductions
Benefits paid to participants	2,791,708	2,901,513
Certain deemed distributions	2,741	30,926
Corrective distributions	26,022	13,003
Other expenses	1,000	1,025

Total other deductions	2,821,471	2,946,467

Net (decrease) increase in net assets available for benefits	(9,149,645)	589,030

Net assets available for benefits:
Beginning of year	49,384,330	48,795,300

End of year	$40,234,685	$49,384,330

See Notes to Financial Statements.

RENASANT BANK 401(k) PLAN

Notes to Financial Statements

For the Years Ended December 31, 2008 and 2007

Note A – Description of Plan

The following brief description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiary, Renasant Bank (collectively referred to herein as the “Company”).

Eligibility: Effective July 1, 2008, the Plan was amended to allow employees who have completed one hour of service and are age twenty-one or older to be eligible to participate in the Plan.

Contributions: Each year, participants may contribute up to the applicable IRS limits, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The employer matches 100% of each eligible employee’s salary deferral contribution up to 4% of each employee’s compensation. The Company also contributes 5% of each eligible participant’s total compensation and 5% of compensation in excess of the Social Security wage base. Contributions are subject to certain limitations.

On July 1, 2007, the Company completed its acquisition of Capital Bancorp, Inc. (“Capital”), a bank holding company headquartered in Nashville, Tennessee. Capital maintained a defined contribution plan for its employees. Capital agreed to terminate its 401(k) plan immediately prior to the closing date of the merger and to distribute amounts under the plan to the participants. Effective July 1, 2007, the Plan was amended to make all newly acquired eligible employees of Capital participants of the Plan. Eligible employees could have elected to roll over their distributions from the Capital 401(k) plan to the Plan. If an eligible Capital employee elected to roll over their distributions, these amounts are included in “Rollovers” under “Contributions” on the Statements of Changes in Net Assets Available for Benefits.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the employer contribution and plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately 100% vested in salary deferral contributions and earnings allocated to those accounts. Vesting in matching and nondiscretionary employer contributions is based on a six-year graduated schedule.

Forfeitures: Forfeitures of non-vested employer match and profit sharing contributions will be used to reduce future employer contributions. There were forfeitures pending in the amount of $175,891 and $109,508 at December 31, 2008 and 2007, respectively. The forfeitures were used to reduce the Company’s contribution.

Payment of Benefits: Upon termination of service with the employer, benefits are paid in a lump-sum distribution, except those amounts allocable to the prior money purchase plan may be paid in the form of annuities. Benefits are recorded when paid.

Administrative Expenses: The Plan sponsor absorbs all of the administrative expenses of the Plan. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services.

Participant Notes Receivable: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their deferral account balance. Loan availability is generally limited to hardship restrictions. Loan terms range from 1 to 5 years unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate of Renasant Bank plus one. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investment Valuation: Quoted market prices are used to value investments. The Company’s common stock is traded on the NASDAQ Global Select Market under the trading symbol “RNST” and is valued using the closing price on the last day of the Plan year. Participant notes receivable are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis.

RENASANT BANK 401(k) PLAN

Notes to Financial Statements

For the Years Ended December 31, 2008 and 2007

Note B – Summary of Significant Accounting Policies (continued)

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Impact of Recently-Issued Accounting Standards: In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“Statement 157”), which provides guidance for using fair value to measure assets and liabilities. This statement also requires expanded disclosures about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. This statement applies whenever other standards require or permit assets and liabilities to be measured at fair value. This statement does not mandate the use of fair value in any circumstance. The Plan adopted Statement 157 on January 1, 2008. The adoption of Statement 157 did not have a material impact on the Plan. See Note H, “Disclosures about Fair Value of Financial Instruments,” for further disclosures regarding the Plan’s adoption of Statement 157.

Note C – Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007, were as follows:

	2008		2007
	Number of Units	Fair Value	Number of Units	Fair Value
Renasant Corporation Common Stock	824,116	$14,034,695	809,475	$17,460,376
Federated Total Return Bond K	503,807	5,128,759	615,564	6,586,532
Davis New York Venture R	93,078	2,205,009	65,790	2,634,894
Federated InterContinental Fund A(1)	64,350	2,101,682	116	7,616
Federated Max-Cap Index SS(2)	150,767	1,534,807	104,937	2,473,372
American EuroPacific Growth R-3(3)	—	—	60,690	3,038,117
(1)	Did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2007.
(2)	Did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2008.
(3)	The American EuroPacific Growth Fund was not an investment option for the Plan at December 31, 2008.

The Plan’s investments, including gains and losses on investments bought and sold, as well as investments held during the year, appreciated (depreciated) in value as follows:

	2008	2007
Appreciation (depreciation) in fair value of investments:
Employer securities	$(3,469,227)	$(6,625,708)
Registered investment companies	(9,723,274)	2,528,846

Net depreciation in fair value of investments	$(13,192,501)	$(4,096,862)

Note D - Tax Status

The Plan obtained its latest determination letter on July 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RENASANT BANK 401(k) PLAN

Notes to Financial Statements

For the Years Ended December 31, 2008 and 2007

Note E – Related Party Transactions

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Federated Investors, Inc. and related subsidiaries act as investment advisors for certain of the Plan’s investments.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all employees will become 100% vested in their accounts.

Note G – Correction of an Error

The Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007 in our original filing on Form 11-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on June 26, 2008, has been restated to correct an error, as follows:

Net decrease in net assets available for benefits, as reported	$(589,030)
Net adjustment for understatement of appreciation in fair value of registered investment companies	1,178,060

Net increase in net assets available for benefits, as restated	$589,030

There were no other changes to the Statement of Changes in Net Assets Available for Benefits or other information provided by the Company in our original filing, and this correction is not intended to update any other information presented in Form 11-K filed on June 26, 2008.

Note H – Disclosures about Fair Value of Financial Instruments

Statement 157 provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3). The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:

Employer securities: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year.

Registered investment companies: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
Employer securities	$14,034,695	$—	$—	$14,034,695
Registered investment companies	22,503,410	—	—	22,503,410

	$36,538,105	$—	$—	$36,538,105

SUPPLEMENTAL SCHEDULE

RENASANT BANK 401(k) PLAN

EIN 64-0220550

PLAN 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value**
*	Baron	Baron Growth Fund	**	469,000
*	Columbia	Columbia Value and Restructuring Fund Z	**	1,223,673
*	Davis	Davis New York Venture R	**	2,205,009
*	Federated	Federated InterContinental Fund A	**	2,101,682
*	Federated	Federated Intl Small Company A	**	1,412,027
*	Federated	Federated Kaufmann A	**	373,009
*	Federated	Federated Kaufmann K	**	1,337,838
*	Federated	Federated Max Cap Index SS	**	1,534,807
*	Federated	Federated Mortgage SS	**	239,392
*	Federated	Federated Prime Obligations SS	**	1,521,709
*	Federated	Federated Total Return Bond K	**	5,128,759
*	Federated	Federated Total Return Bond SS	**	549,271
*	Federated	Total Return Government Bond SS	**	999,307
*	Fidelity	Fidelity Advisor Mid Cap I	**	314,788
*	Janus	Janus Adviser Forty Fund S	**	1,436,283
*	Robertson Stephens	Robertson Stephens Investment Trust Partners Fund	**	1,488,920
*	Touchstone	Touchstone Diversified Small Cap Value Fund Z	**	167,936
*	Renasant Corporation	Interest-Bearing Cash	**	20,141
*	Renasant Corporation	Renasant Corporation Common Stock	**	14,034,695
*	Participant Notes Receivable	Range of interest rates from 5.00% to 9.25% with maturity dates through 2018	**	94,166

			**	$36,652,412

*	Denotes party-in-interest
**	Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(K) PLAN

Date: June 29, 2009	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director